New Jersey Teamsters F.C.
STRATEGIC REPORT

Prepared By:
Quantis Lane
Lane Advisory

Overview of NJ TEAMSTERS FC

Year Established: 2017
Location: Bayonne, New Jersey , USA
Stadium: TBA | Stadium Capacity: TBA
Owner: Alex Geraldino, Sibrena Geraldino
Manager: Javier Romero
Current League: NISA (3rd Tier)
Current Place through 5 games : N/A (Season has not started)
Years in League: 1st year in NISA, previous seasons in UPSL Pro

Organizational Structure

Management Team
The Company has assembled an experienced management team:
CEO/General Manager - Alex Geraldino, 20 years
Chief Operating Officer/Dir of Communications - Sibrena Stowe-Geraldino, 27 years
Chief Financial Officer – Craig Bolotsky, Accountant, 15+ years
Corporate & Labor Law Attorney – Steven S. Glickman
Head Coach - Javier Romero, 15+ years
Chairman of Advisory Board - Niall Quinn, 15+ years
Advisory Board Member - Avi Mittal, 7+ years
Advisory Board Member - Enoch Shownumi, 5+ years
Advisory Board Member – Joost de Wit 10+ years
Advisory Board Member- Darren McCartney 15+ Years

Financial Projection Insight

The New Jersey Teamsters F.C. organization as of current is worth **$22,496,728.** The biggest factors contributing to this valuation are in the form of assets that will be added to the club in the near future. These assets will be in the forms of: Media Deals, Merchandising Expansion, Stadium Construction, Broadcasting Rights, Eco Friendly Product Expansion, as well as Expansion into Global Markets. The Teamsters financial breakdown over the next 7 years

shows high growth in the areas of Ticket Sales, which are expected to grow from $2.4M starting in 2022 to $2.917M by 2026 which shows a rounded estimate of **21% growth**; Sponsorship which shows growth from $236K to $774K over the years of 2020 through 2026 as well as in key operational financial areas such as a projected financial growth rate of 41% over the next 2 years through 2021 with a projected growth the following year of 552% in 2022. In addition the organization is projected to maintain positive operating profit throughout the lifecycle of the forecast, the model shows operating profits expected to grow from $58K to $3.15M over the course of 7 years this shows a rounded estimated growth rate in revenue of over %560 percent within that time frame. With that being noted this organization is projected to pay its minority shareholder group (20%) $130K in yr 3 with that number growing at a rate of 11% starting and increasing by 1% each year to follow leading to an overall projected payout in year 7 of $770,000 to the minority owner group. The club has strong financial backing including major secured investors and media partnerships that are set to take place in 2020. Taking all factors into consideration including the current U.S. Soccer Market growth as well as comparables to other organizations, including comparables to revenue streams and strategic initiatives the organization is taking to accomplish major revenue growth, these factors contribute to the organization being valued at **$22,496,728.**

Strategic Insight to Financial Overview of the Club

New Jersey Teamsters F.C. is a club with exponential growth potential and profitability potential with a fresh respectable history that can be bought into comfortably by the fans and supporters in a strategic market. The club shows no sign of taking a loss on profit into the red over the upcoming years and have a boardroom that is more than capable of supporting the club financially as well as on a performance basis with decades of experience to back them up. The club will be found very attractive for partnership opportunities from both lower level and top tier professional clubs to feed in players as well as for development purposes. The club is also expected to compete in national tournaments as well as look into international growth opportunities in the forms of partnerships, sponsorships, friendies, as well as initiatives to advance the sport globally. Teamsters F.C. are also looking to bring other initiatives into the fold such as resource sustainability in creative ways such as using recycled materials for match gear as well as structuring strategic projects around the subject. The club has secured rights for its own Reality Docu-Series on a major platform, as well as a complimentary Merchandising deal; the joint venture is expected to be a very profitable benchmark for the club as well as for the media company and will bring a great deal of visibility to the organization. The club is projected to exercise its influence in the areas of major sponsorships, player sponsorships, and major strategic partnerships globally since the move up into the Tier 3 of U.S. Sanctioned Soccer which now allows them to operate as a full professional sports organization with less financial limitations to restrict growth.

Strategic Approach to Purchase and Reasoning

I believe this is a fair price given the clubs history, previous financial overview with no debt to be erased. The club also has strong well known assets that will be added in the future including the major asset of a soccer specific stadium as well as training grounds that will serve as additional revenue streams for the club. and Player Transfers which will now grow as well as the club generates quality players over the years as well as transfers expected from their academy players in the upcoming seasons. There is also an opportunity to heighten other revenue streams such as Merchandising & Retail Operations, Sponsorships, International Partnerships, and Acquisitions of Development Academies in other countries using the New Jersey Teamsters F.C. brand with the same approach to development as the origin club. This is the best time to invest in the American Soccer market as now the country is experiencing a rapid growth rate currently.

Quantis Lane
CEO, Lane Advisory
Strategic Report Completed on 10/21/2019 011:53pm CST (US)

